Allscripts Healthcare Solutions, Inc.

222 Merchandise Mart Plaza, Suite 2024

Chicago, IL 60654

September 12, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Patrick Gilmore
Accounting Branch Chief

Re:	Allscripts Healthcare Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-35547

Dear Mr. Gilmore:

Allscripts Healthcare Solutions, Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 2, 2014, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of the Staff’s comment below and followed the comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 47

1.	We note your response to prior comment 1. It is not clear to us whether you believe each of the nine reporting units had fair values substantially in excess of their respective carrying values. In this regard, you note all of your reporting units, except for one, had fair values exceeding carrying values by greater than 40%. The other reporting unit had a fair value in excess of carrying value by 14%, which you believe was reasonable and reflected the favorable execution of the integration of dbMotion Ltd. and Jardogs LLC. Please tell us whether you consider the 14% to be substantially in excess of carrying value for this reporting unit, and if so provide us with an explanation as to why you believe this low percentage is substantially in excess of carrying value. Further, if you believe that this reporting unit’s estimated fair value does not substantially exceed the carrying value, please confirm that you will disclose in future filings the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value. As part of your response, please provide your draft disclosure.

In response to the Staff’s comment, the Company notes that it believes that each of its nine reporting units had fair values substantially in excess of their respective carrying values as of the date of our most recent goodwill impairment testing (December 1, 2013).

The Company concluded that the amount by which the fair value of the Population Health reporting unit exceeded its carrying value represented a substantial excess of fair value over carrying value based on the following considerations:

•	The goodwill allocated to the Population Health reporting unit resulted from our acquisitions of dbMotion Ltd. and Jardogs LLC on March 4, 2013;

•	Our most recent goodwill impairment testing was performed only 9 months after the acquisition date; and

•	The favorable execution of the Company’s integration of dbMotion Ltd. and Jardogs LLC and the reporting unit’s business outlook as of the testing date.

The basis for the Company’s conclusion has been further supported by the absence of any triggering events requiring us to reassess goodwill for impairment since the testing date.

Additionally, in future filings, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2014, we will specifically state in our disclosure that “the fair value substantially exceeded the carrying value” for each of our reporting units or, if we determine that is no longer the case for any of our reporting units, we will include the additional disclosures noted in the Staff’s comment above.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (312) 506-1216.

Very truly yours,

/s/ Richard J. Poulton

Richard J. Poulton

Executive Vice President, Chief Financial Officer

cc:	Edward Dillon, Senior Vice President, Corporate Controller, Allscripts Healthcare Solutions, Inc.

Brian Farley, Senior Vice President, General Counsel, Allscripts Healthcare Solutions, Inc.